Exhibit b(1)

CYMI FINANCING, LLC
6450 Sand Lake Road
Suite 200
Dayton, Ohio 45414

COMMITMENT LETTER

December 15, 2005

Arel Communications and Software Ltd.
22 Einstein Street
Park Hamadah, Building 22
P.O.B. 4042, Kiryat Weizmann,
Nes Ziona, 74140 Israel
Attn: Danny Yelin, Chief Financial officer

Re: $12,500,000 Convertible Loan.

        We understand that Arel Communications and Software Ltd. (the “Company” or “Arel”) intends to acquire all of the outstanding ordinary shares of the Company, other than certain shares held by (i) CYMI Financing, LLC (“CYMI Financing”), (ii) Mr. George Morris, (iii) Mr. Philippe Szwarc, (iv) Mr. Daniel Yelin, (v) Ms. Rachel Ben-Nun and (vi) Mr. Shimon Klier and certain members of his family, pursuant to a plan of arrangement under Israeli law (the “Arrangement”). You have advised us that up to $12,500,000 will be required in order to finance the Arrangement and to pay the costs and expenses related to the Arrangement (the “Financing”).

        In connection with the foregoing, CYMI Financing is pleased to advise you of its commitment to provide the Financing in the form of a $12,500,000 convertible term loan (the “Loan”) upon the terms and subject to the conditions set forth in this letter and in the term sheet attached hereto as Exhibit A (collectively, this “Commitment Letter”).

        CYMI Financing’s commitment as described in this Commitment Letter is subject to (a) your returning to CYMI Financing an executed counterpart of this Commitment Letter no later than 5:00 p.m., New York time, on December 22, 2005, (b) the structure and the terms of, and the documentation for, the Arrangement shall be satisfactory to CYMI Financing, (c) the negotiation, execution and delivery of documentation relating to the Loan, including, without limitation, a Convertible Demand Note reflecting the terms and conditions outlined in this Commitment Letter and certified resolutions of the board of directors of the Company approving the Loan, all in form and substance acceptable to CYMI Financing and its counsel (in their discretion), (d); the absence of any change or condition which CYMI Financing shall reasonably determine could have a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of the Company and its subsidiaries, taken as a whole, between the date of this Commitment Letter and the final approval of the Arrangement by the Tel-Aviv District Court (the “Court”) (e) the accuracy of all representations that the Company makes to CYMI Financing and all information that the Company furnishes to CYMI Financing and (f) final approval of the Arrangement by the Court on or before April 30, 2006.

        As consideration for the commitment of CYMI Financing hereunder, you agree to pay CYMI Financing the agreed-upon fee.

        This Commitment Letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

        If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to CYMI Financing the enclosed duplicate original of this Commitment Letter no later than 5:00 p.m. on December 22, 2005.

Sincerely, CYMI FINANCING, LLC By: CYMI Private Equity II, LLC, its managing member

By: CYMI, Ltd., its managing member

By: /s/ Leslie Banwart —————————————— Name: Leslie Banwart Title: President

ACCEPTED AND AGREED TO:

AREL COMMUNICATIONS AND SOFTWARE LTD. By: /s/ Danny Yelin —————————————— Name: Danny Yelin Title: Chief Financial Officer

Exhibit A

Borrower:	Arel Communications and Software Ltd.

Lender:	CYMI Financing, LLC or any affiliate thereof

Principal Amount:	$12,500,000

Maturity Date:	On demand or, if no earlier demand is made, the second anniversary of the date of the Loan (the "Outside Maturity Date").

Funding:	Loan to be fully funded in a single disbursement at the closing of the Arrangement.

Use of Proceeds:	The Loan will be used to pay for the shares acquired in the Arrangement and to pay certain fees and expenses incurred in connection with the Arrangement.

Interest Rate:	Mid-term AFR, compounded semi-annually, subject to annual adjustment.

Payment of Interest:	Annually.

Prepayment:	The Note may not be prepaid, in whole or in part.

Conversion:	The principal amount and any accrued and unpaid interest under the Note shall be convertible, in whole or in part, into ordinary shares of Arel, at any time, at the option of CYMI Financing, at a price of $1.50 per share, subject to adjustment for share dividends, splits, combinations and certain other dilutive events. In addition, (i) if CYMI Financing demands payment under the Note or (ii) if the Note becomes due on the Outside Maturity Date (because CYMI Financing has not made an earlier demand for payment under the Note and the Note has not been converted into ordinary shares of Arel prior to the Outside Maturity Date), then Arel will have the option, in lieu of making such payment in cash, to convert the entire principal amount and any accrued and unpaid interest under the Note into ordinary shares of Arel, at a price of $1.50 per share, subject to adjustment as described above.

Default Interest:	Overdue principal and interest on the Note shall, to the extent permitted by applicable law, bear interest at a rate equal to the lesser of (i) 12% per annum and (ii) the maximum lawful, non-usurious contract rate of interest allowed by applicable law.

Governing Law:	The loan documents, including the Note, shall be governed by the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.